# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arax Holdings Corp., CIK 0001566243
CUSIP: 038747101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 820 E Park Ave, Tallahassee, Florida (FL), 32301
Date of event which requires filing of this statement: 06/23/2026
Filed by CIK 0002107305
Persons authorized to receive notices and communications: Christopher Strachan, 820 E Park Ave F, Ste 100, Tallahassee, Florida (FL), 32301, 850-254-1161; Michael Loubser, 820 E Park Ave F, Ste 100, Tallahassee, Florida (FL), 32301, 850-254-1161; Ockert Loubser, 820 E Park Ave F, Ste 100, Tallahassee, Florida (FL), 32301, 850-254-1161

## Reporting persons
- Victor Vega (CIK 0002107305): type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); source of funds: personal funds (PF); sole voting power 19,552,066; shared voting power 0; sole dispositive power 19,552,066; shared dispositive power 0; aggregate amount beneficially owned 19,552,066 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Arax Holdings Corp.
Address of issuer's principal executive offices: 820 E Park Ave, Tallahassee, Florida (FL), 32301

## Item 2. Identity and Background
Name of person filing: Victor Vega
Residence or business address:
716 Waugh Dr
Houston, TX. 77019
Present principal occupation or employment:
Owner / Consultant of Vega Consulting Group HTX, LLC
716 Waugh Dr
Houston, TX. 77019
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US Citizen

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Funds used for this investment came from my personal checking, savings, and investment accounts.

## Item 4. Purpose of Transaction
Purpose of transaction: Investment in Arax Holdings Corp.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: I currently own 19,552,066 shares of common stock of Arax Holdings Corp., which equates to 9.7% of all outstanding shares; approximate total shares outstanding of Arax Holdings Corp as of June 23, 2026 is 201,585,818.
Number of shares as to which each person has sole or shared power to vote or dispose: 19,552,066
Transactions in the class effected during the past sixty days: Investment in Arax Holdings Corp.
Other persons with the right to receive dividends or sale proceeds: I am filing this Schedule 13D on my on behalf, as an individual shareholder.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The common stock was obtained:
- Through multiple 10% Convertible Promissory Notes in which the "Form of Conversion Notice" were executed and the promissory notes were converted to shares
- As payment for a Statement of Work (SOW) to service as a Board Advisory Committee member

## Signatures
- Victor Vega: Victor Vega, Owner / Consultant (06/23/2026)